1400 Union Meeting Road P.O. Box 3053 Blue Bell, PA 19422-0858 Telephone (215) 619-2700 Fax (215) 619-7840

September 29, 2009

Securities and Exchange Commission

Division of Corporation Finance

Mr. Jay Mumford

Senior Attorney

100 F Street NE

Mail Stop 3030

Washington, DC 20549

RE:	C&D Technologies, Inc.
Form 10-K for Fiscal Year Ended January 31, 2009
Filed on April 16, 2009
File No. 001-09389

Dear Mr. Mumford:

We are responding to your comment letter dated September 25, 2009 regarding the above referenced filing of C&D Technologies, Inc. Below is our response to the comment received. For convenience of reference, we have included the Commission’s numbered comment followed by the Company’s response in bold to that comment.

1.	It is unclear from your response to our prior comment 1 exactly when you will identify this customer. Please confirm to us in which future filing you will name this customer.

The Company acknowledges the Staff’s comment and, for clarification, we confirm that the future filing in which we will name this customer is Form 10-K for our fiscal year ended January 31, 2010.

We trust that you will find the foregoing responsive to the Staff’s comment. If you have any further questions or comments, please direct your questions or comments to the undersigned at (215) 619-7835.

Sincerely,

/s/ Ian J. Harvie
Ian J. Harvie
Chief Financial Officer